Exhibit 99.2

Press Release                                      Source: Hesperia Holding Inc.

Hesperia Holding Inc. Enters into Agreement with Classic Homes Inc. to Build Trusses for an Upcoming 150-Home Development
Monday October 4, 12:30 pm ET

HESPERIA, Calif.--(BUSINESS WIRE)--Oct. 4, 2004--Hesperia Holding Inc. (OTCBB:HSPR - News) announced today that it has entered into an agreement with Classic Homes Inc. to provide trusses for their upcoming residential project.

Classic Homes Inc. is a major developer in the Pahrump, Nevada area of Southern Nevada providing affordable single-family homes and commercial projects. Classic Homes Inc. is one of the larger fast-growing developers in the Pahrump area. Jeff Meads, President of Classic Homes Inc., stated, "I am excited to be involved with such a progressive company serving southern Nevada's booming construction industry, and I look forward to a continued and strong working relationship with Hesperia Truss Inc."


Hesperia Holding, Inc., through its wholly owned subsidiary, Hesperia Truss Inc., designs, engineers and manufactures roof and floor trusses that serve both the residential and commercial construction industry. Hesperia Truss Inc. was founded in 1993 in Hesperia, California by Don Shimp and Mark Presgraves. The company has since grown to annual revenue of $8.14 million in 2003 and continues to grow in the first six months of 2004 with a 32 percent increase over the prior year. Its market area includes the fast-growing High Desert Region, Inland Empire areas of Southern California and Southern Nevada. Hesperia Holding, Inc. employs approximately 110 people at its two production facilities in Hesperia, California and Pahrump, Nevada.


"We believe working relationships with fast-growing developers such as Classic Homes Inc. are the backbone to the growth of our company and helps us reach our full potential," said Hesperia Truss spokesman Fred Smith.


For more information please visit www.hesperiatrussinc.com or www.classicrealtynv.com



The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. Certain of the statements contained herein, which are not historical facts, are forward-looking statements with respect to events, the occurrence of which involve risks and uncertainties. These forward-looking statements may be impacted, either positively or negatively, by various factors. Information concerning potential factors that could affect the Company is detailed from time to time in the Company's reports filed with the Securities and Exchange Commission.



Contact:
     Hesperia Holding Inc.
     Andrew Austin, 619-334-8521